03011021

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T3|3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2003 WASH. D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNTINGDON HSC FINANCIAL SERVICES,

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 S BROADWAY PO BOX 656
(No. and Street)

MINOT (City) ND (State) 58702 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROGER DOMRES (701) 837-9440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ & ASSOCIATES, P.C.
(Name – *if individual, state last, first, middle name*)

24 WEST CENTRAL PO BOX 848 (Address) MINOT (City) ND (State) 58702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ROGER DOMRES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNTINGDON HSC FINANCIAL SERVICES, LLC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANE K. STRACHEN
Notary Public
State of North Dakota
My Commission Expires Sept. 15, 2006

Roger W. Domres
Signature

President
Title

Diane K. Strachen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTINGDON HSC FINANCIAL SERVICES, LLC

MINOT, NORTH DAKOTA

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2002

WITH

INDEPENDENT AUDITORS' REPORT

HUNTINGDON HSC FINANCIAL SERVICES, LLC

TABLE OF CONTENTS

BRADY
MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Huntingdon HSC Financial Services, LLC
Minot, North Dakota 58701

We have audited the accompanying balance sheet of Huntingdon HSC Financial Services, LLC. (a limited liability company) as of December 31, 2002 and the related statements of operations, member's equity and cash flow for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huntingdon HSC Financial Services, LLC, as of December 31, 2002 and the results of its operations and its cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 7 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 14, 2003

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

HUNTINGDON HSC FINANCIAL SERVICES LLC
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	45,034
Commissions receivable		39,542
Total current assets	$	84,576
TOTAL ASSETS	$	84,576

LIABILITIES AND MEMBER'S CAPITAL

CURRENT LIABILITIES		
Commissions and fees payable	$	45,475
MEMBER'S CAPITAL	$	39,101
TOTAL LIABILITIES AND MEMBERS CAPITAL	$	84,576

SEE NOTES TO FINANCIAL STATEMENTS

HUNTINGDON HSC FINANCIAL SERVICES LLC

STATEMENT OF OPERATIONS AND
MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATION

COMMISSION REVENUE	$ 523,321
EXPENSES	
Commissions and fees	$ 419,977
Management fee	104,665
Total expenses	$ 524,642
OPERATING LOSS	$ (1,321)
OTHER INCOME (EXPENSE)	
Loss on sale of securities available for sale	(1741)
Interest income	160
Total other expense	$ (1,581)
NET LOSS	$ (2,900)

MEMBER'S EQUITY

BALANCE, BEGINNING OF YEAR	$ 0
MEMBER'S EQUITY CONTRIBUTIONS	50,513
MEMBER'S DRAWS	(8,512)
NET LOSS	(2,900)
BALANCE, END OF YEAR	$ 39,101

SEE NOTES TO FINANCIAL STATEMENTS

HUNTINGDON HSC FINANCIAL SERVICES LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(2,900)
Adjustment to reconcile net loss to net cash provided by operating activities		
Loss on sale of securities available for sale		1,741
Effects on operating cash flows due to changes in:		
Commission receivable		(39,542)
Commissions and fees payable		45,475
Net cash provided by operating activities	$	4,774
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	$	25,432
Purchase of securities available for sale		(27,173)
Net cash used by investing activities	$	(1,741)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributed by member	$	50,513
Distributions to member		(8,512)
Net cash provided by financing activities	$	42,001
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	45,034
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		0
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	45,034

SEE NOTES TO FINANCIAL STATEMENTS

HUNTINGDON HSC FINANCIAL SERVICES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Huntingdon HSC Financial Services, LLC. are presented to assist in understanding the company's financial statements.

Organization - The company filed articles of organization with the North Dakota Secretary of State on September 20, 2000. Although created in 2000, the company's operations did not begin until January 1, 2002. Effective January 1, 2002 various assets of Huntingdon Securities Corporation were distributed to Roger Domres who in-turn contributed the assets to the company. Roger Domres is the sole member of Huntingdon HSC Financial Service, LLC.

Nature of Operations - The company operates as a broker/dealer providing a range of investment products and services including various stocks, bonds and mutual funds. The majority of the company's revenues are generated from sales to residents of North Dakota. The company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Cash and Cash Equivalents - are distinguished based on liquidity. Cash and cash equivalents consist of money market and active asset accounts.

Commission receivable - Management believes all of its receivables are collectable. The company has not recorded an allowance for doubtful accounts. The company does not charge interest on its receivables.

Basis of Accounting - Commission revenue and commission expense are recognized on a trade date basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - **INCOME TAXES**

The Company is an LLC, and as such, is not a tax paying entity for federal and state income tax purposes. Income from the LLC is passed through to the members and taxed at the individual level. Therefore, no provision or liability for federal or state income taxes is reflected in the financial statements.

NOTE 3 - **NET CAPITAL REQUIREMENTS**

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the company had net capital of $39,101 which was $34,101 in excess of its minimum required net capital of $5,000. The company's net capital ratio was 1.16 to 1.

NOTE 4 - **RELATED PARTY TRANSACTIONS**

The company has an administrative agreement with Huntingdon Securities Corporation. Under the terms of the agreement, the company has agreed to pay Huntingdon Securities Corporation 20% of its gross revenue. Huntingdon Securities Corporation has agreed to provide administrative services and pay all costs associated with the company's broker dealer business with the exclusion of direct commission expense. Roger Domres is the only member of Huntingdon HSC Financial Services LLC and the sole owner of Huntingdon Securities Corporation. Total expense recognized to Huntingdon Securities Corporation for the year ended December 31, 2002 was $104,665. As of December 31, 2002 the company owed Huntingdon Securities Corporation $7,024. Commission expense for 2002 included $43,394 to Roger Domres.

NOTE 5 - **COMMITTMENTS/CONTINGENCIES**

As stated in Note #1, the borker/dealer operations were transferred from Huntingdon Securities Corporation to Huntingdon HSC Financial Services, LLC. On January 2, 2003 Huntingdon Securities Corporation and the NASD entered into a settlement agreement. As a result of the agreement, Huntingdon Securities Corporation has agreed to pay a $5,000 assessment. Under the terms of the administrative agreement described in Note 4 above, this assessment is the responsibility of Huntingdon Securities Corporation and no liability has been recorded in Huntingdon HSC Financial Services, LLC's financial statements.

SUPPLEMENTARY INFORMATION

HUNTINGDON HSC FINANCIAL SERVICES LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2002

NET CAPITAL	
Member's equity	$ 39,101
AGGREGATE INDEBTEDNESS	$ 45,475
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital requirements[1]	$ 5,000
Excess net capital at 1500%	$ 36,070
Excess net capital at 1000%[2]	$ 34,554
Ratio: Aggregate indebtedness to net capital	1.16 to 1
RECONCILIATION WITH LLC'S COMPUTATION	
Net capital, as reported in LLC's Part II (Unaudited) FOCUS report	$ 39,619
Net audit adjustments/reclassifications to allowable assets	(518)
Net capital per above	$ 39,101

1. Minimum net capital requirements for the LLC are the greater of 6⅔% of aggregate indebtedness or $5,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$ 3,031
1000%	$ 4,547

HUNTINGDON HSC FINANCIAL SERVICES LLC
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2002

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(K)(2)(ii) which states that all customers transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Huntingdon HSC Financial Services LLC
Minot, North Dakota

In planning and performing our audit of the financial statements and supplemental schedule of Huntingdon HSC Financial Services, LLC. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED
BY RULE 17a-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM RULE 15c3-3 *(CONTINUED)*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 14, 2003